Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265024

PROSPECTUS SUPPLEMENT NO. 12
(TO PROSPECTUS DATED JUNE 17, 2022)

1,500,000 Units Consisting of Shares of Common Stock and Warrants

Heart Test Laboratories, Inc.

This prospectus supplement updates and supplements the prospectus dated June 17, 2022, as previously updated and supplemented (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-265024). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2023.

The Prospectus and this prospectus supplement relate to the offer and sale by us of up to (i) 1,725,000 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon the exercise of warrants (the “IPO Warrants”) to purchase shares of Common Stock that were issued on the closing date of our initial public offering and (ii) 105,000 shares of our Common Stock that may be issued upon the exercise of warrants to purchase shares of Common Stock that were issued to the underwriter in our initial public offering.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and IPO Warrants are listed on The Nasdaq Stock Market LLC under the symbols “HSCS” and “HSCSW,” respectively. On March 10, 2023, the closing price of our Common Stock was $1.16 per share and the closing price for our IPO Warrants was $0.19.

We are an “emerging growth company,” as defined under the Securities Act of 1933, as amended, and, as such, are subject to reduced public reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 20 of the Prospectus and beginning on page 32 of our Annual Report on Form 10-K filed with the SEC on July 29, 2022, as updated and supplemented by the section entitled “Risk Factors” and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 13, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2023

Heart Test Laboratories, Inc

(Exact name of Registrant as Specified in Its Charter)

Texas	001-41422	26-1344466
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

550 Reserve Street, Suite 360
Southlake, Texas		76092
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 682 237-7781

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HSCS	The Nasdaq Stock Market LLC
Warrants	HSCSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On March 10, 2023, Heart Test Laboratories, Inc. (the "Company") entered into a purchase agreement and a registration rights agreement with an institutional investor, Lincoln Park Capital Fund, LLC ("Lincoln Park"), an Illinois limited liability company, providing for the purchase of up to $15.0 million worth of the Company's common stock, par value $0.001 per share, over the thirty-six month term of the purchase agreement.

Under the terms and subject to the conditions of the purchase agreement, the Company has the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $15.0 million worth of shares of the Company’s common stock. Such future sales of common stock by the Company, if any, will be subject to certain limitations, and may occur from time to time, at the Company’s option, over the 36-month period commencing on the date that a registration statement, which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the registration rights agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed and the other terms and condition of the purchase agreement are satisfied.

As contemplated by the purchase agreement, the Company, at its sole discretion, and provided that the closing sale price for the shares of the common stock on The Nasdaq Capital Market (the "Nasdaq Capital Market"), as reported by the Nasdaq Capital Market (the "Closing Sale Price"), is not less than the Floor Price as defined in the purchase agreement, the Company may direct Lincoln Park to purchase, as a Regular Purchase (as defined in the purchase agreement), up to 50,000 shares of its common stock (the "Regular Purchase Amount Limit") on any business day. The Regular Purchase Amount Limit shall be increased as follows: to up to 75,000 shares if the Closing Sale Price is not below $0.75, up to 100,000 shares if the Closing Sale Price is not below $1.00, up to 150,000 shares if the Closing Sale Price is not below $2.00 and up to 200,000 shares if the Closing Sale Price is not below $2.50. The maximum commitment under each Regular Purchase shall not exceed $750,000. The purchase price for Regular Purchases shall be equal to the lesser of: (i) the lowest sale price of the Company’s common stock on the applicable purchase date and (ii) the arithmetic average of the three (3) lowest Closing Sale Prices for the Company’s common stock during the ten (10) consecutive business days ending on the business day immediately preceding such purchase date (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs on or after the date of the purchase agreement).

In addition to Regular Purchases, and provided that the Company has directed a Regular Purchase in full, the Company may also direct Lincoln Park to purchase other amounts as accelerated purchases (the "Accelerated Purchase Amount") to purchase up to the lesser of: (i) three (3) times the number of shares purchased pursuant to such Regular Purchase or (ii) 30% of the trading volume on the accelerated purchase date. The purchase price per share of common stock sold in each such accelerated purchase and additional accelerated purchase, if any, will be based on prevailing market prices of the common stock at the time of sale as computed under the purchase agreement. There are no upper limits on the price per share that Lincoln Park must pay for shares of common stock in any purchase under the purchase agreement. In all instances, the Company may not sell shares of its common stock to Lincoln Park under the purchase agreement if it would result in Lincoln Park beneficially owning more than 9.99% of the Company's outstanding common stock. The Company issued to Lincoln Park 100,000 shares of its common stock as initial commitment shares in consideration for entering into the purchase agreement and has agreed to issue an additional 62,500 shares of common stock, as additional commitment shares, upon receiving $2.0 million of proceeds.

Under applicable rules of The Nasdaq Stock Market ("Nasdaq"), in no event may the Company issue or sell to Lincoln Park under the purchase agreement shares of common stock, including the initial and additional commitment shares, in excess of 19.99% of the shares of common stock outstanding immediately prior to the execution of the purchase agreement (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all shares of common stock issued to Lincoln Park under the purchase agreement equals or exceeds the Minimum Price (as defined in Nasdaq rule 5635(d)(1)(A)), such that the transactions contemplated by the purchase agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the purchase agreement specifically provides that the Company may not issue or sell any shares of common stock under the purchase agreement if such issuance or sale would breach any applicable rules or regulations of the Nasdaq.

Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), and the Company sold the securities in reliance upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

The purchase agreement and the registration rights agreement contain customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. Upon commencement, the Company has the right to terminate the purchase agreement at any time, at no cost or penalty. Lincoln Park has no ability to terminate the purchase agreement. In addition, in the event of bankruptcy proceedings by or against the Company, the purchase agreement will automatically terminate.

Actual sales of shares of common stock to Lincoln Park under the purchase agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations. Lincoln Park has no right to require any sales by the Company but is obligated to make purchases from the Company as it directs in accordance with the purchase agreement. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the purchase agreement or the registration rights agreement other than a prohibition on entering into variable rate transactions, as defined in the purchase agreement, with anyone other than Lincoln Park. Lincoln Park has agreed that Lincoln Park and its agents, representatives and affiliates will not engage in or effect, directly or indirectly, any short sales of the common stock or hedging transaction that establishes a net short position in the common stock during the purchase agreement.

The net proceeds under the purchase agreement to the Company will depend on the frequency and prices at which the Company sells shares of its common stock to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park will be used for working capital and general corporate purposes.

This current report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the purchase agreement and the registration rights agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 involving the issuance of shares of common stock to Lincoln Park pursuant to the purchase agreement, including the 100,000 shares of common stock issued as initial commitment shares, is hereby incorporated by reference into this Item 3.02. The shares of common stock issued to, and that may be issued to, Lincoln Park pursuant to the purchase agreement have been, and will be, issued in reliance upon an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof, which exempts transactions by an issuer not involving any public offering.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Purchase Agreement, dated March 10, 2023, by and between the Company and Lincoln Park Capital Fund, LLC
10.2	Registration Rights Agreement, dated March 10, 2023, by and between the Company and Lincoln Park Capital Fund, LLC
104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEART TEST LABORATORIES, INC.

Date:	March 13, 2023	By:	/s/ Andrew Simpson
Andrew Simpson Chief Executive Officer